Exhibit 99.1

Dreamland Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

HONG KONG, November 28, 2025 (GLOBE NEWSWIRE) – Dreamland Limited (Nasdaq: TDIC) (the “Company” or “Dreamland”), an event management service provider based in Hong Kong, announced that it has received a notification letter (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) dated November 26, 2025 that the Company is not in compliance with the $1.00 minimum bid price requirement for continued listing of the Company’s Class A Ordinary Shares (the “Shares”) on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rules 5550(a)(2) (the “Minimum Bid Price Requirement”) because the closing bid price for the Shares had been below $1.00 for the preceding 30 consecutive business days.

The Notice indicated that the Company has 180 days, or until May 26, 2026 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by maintaining the closing bid price of the Shares at or above $1.00 per Share for at least ten consecutive business days prior to the Compliance Deadline.

The Notice has no immediate effect on the listing of the Company’s Shares, which will continue to trade on The Nasdaq Capital Market under the symbol “TDIC.” The Company intends to monitor the closing bid price of its Shares and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement, including effecting a reverse stock split (i.e., a share consolidation).

About Dreamland Limited

Dreamland Limited is an event management service provider specializing in assisting event organizers in organizing, planning, promoting and managing themed tour walk-through experience events for IP owners of characters in well publicized animated cartoons and/or live action theatrical motion pictures.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s plan to regain compliance with the Minimum Bid Price Requirement. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described, and such differences could be material. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For further information, please contact:

Dreamland Limited

Tel: (852) 5628 6281

Email: info@trendicint.com